UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025
Commission File Number: 001-38209
Despegar.com, Corp.
(Translation of registrant’s name into English)
Commerce House
4th Floor
Wickhams Cay 1
Road Town, Tortola VG1110
British Virgin Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☒
Form 40-F   ☐

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Despegar.com, Corp. (the “Company” or “Despegar”) has commenced dissemination of a Notice of Special Meeting of Shareholders of the Company (the “Notice”), together with the proxy statement accompanying the Notice (the “Proxy Statement”), with attached annexes (collectively, the “Proxy Materials”), to Despegar shareholders of record as of the close of business on January 27, 2025. A copy of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to the enclosed Proxy Statement, and included in this report on Form 6-K as Exhibit 99.1.
The Special Meeting of Shareholders (the “Special Meeting”) will be held at 1:00 p.m. (British Virgin Islands local time) on Tuesday, March 4, 2025, at the Company’s office located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. At the Special Meeting, you will be asked to consider and vote on (a) a proposal to adopt and approve (i) the Agreement and Plan of Merger, dated December 23, 2024 (such agreement, as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and a wholly-owned subsidiary of Prosus N.V., MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability (“Merger Sub”) and a wholly owned indirect subsidiary of Parent, and Despegar, providing for the acquisition of Despegar by Parent via the Merger (as defined below), (ii) the plan of merger attached as Annex B to the enclosed proxy statement and in substantially the form agreed to in the Merger Agreement (the “Plan of Merger”), and (iii) all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (collectively, the “Merger Proposal”), and (b) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there are insufficient votes to approve the Merger Proposal at the time of the Special Meeting. Upon the terms and subject to the conditions of the Merger Agreement, Parent will acquire Despegar via the merger of Merger Sub with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Merger”).
The Board of Directors of Despegar (the “Board of Directors”) has (a) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) duly authorized and approved the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger and (c) resolved, subject to Section 6.03(e) of the Merger Agreement, to recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar.
The Board of Directors recommends that you vote: (1) “FOR” the approval of the Merger Proposal and (2) “FOR” the approval of the Adjournment Proposal.
The director affiliated with Expedia Group, Inc. did not participate in the deliberations of the Board of Directors relating to any Potential Transaction.
Cautionary Note Regarding Forward-Looking Statements
This report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. The Company bases these forward-looking statements on its current beliefs, expectations and projections about future events and trends affecting its business and its market. Many important factors could cause the Company’s actual results to differ substantially from those anticipated in its forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. The Company is subject to risks and uncertainties in relation to the proposed transaction, including: (A) that the Company and Parent may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) the inability to complete the proposed transaction due to the failure to obtain the Company shareholders’ approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (D) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (E) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed transaction; (F) the effect of the announcement of the proposed transaction on the Company’s relationships with its customers, suppliers, operating results and business generally and (G) the outcome of any legal proceedings to the extent initiated against the Company, Parent or others following the announcement of the proposed transaction, as well as the Company’s and Parent’s management’s response to any of the aforementioned factors.
Additional Information and Where to Find It
In connection with the proposed transaction, the Company intends to file or furnish relevant materials with or to the SEC, including the Proxy Materials furnished on this Form 6-K. Promptly after furnishing this Form 6-K to the SEC, the Company will mail or otherwise provide the Proxy Materials to each of its shareholders entitled to vote at the Special Meeting. This communication is not a substitute for the Proxy Materials or any other document that the Company may file or furnish with or to the SEC or disseminate to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISH WITH OR TO THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Proxy Materials and other relevant materials in connection with the Merger Proposal (when they become available), and any other documents filed or furnished with or to the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at https://investor.despegar.com/financials/sec-filings/default.aspx.
No Offer or Solicitation
This current report is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction proceed.

EXHIBITS
Exhibit No.	Description
99.1	Notice of Special Meeting of Shareholders of Despegar.com, Corp. to be held on March 4, 2025 and the Proxy Statement related thereto, with attached annexes.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 30, 2025	DESPEGAR.COM, CORP.
	By:	/s/ Monica Alexandra Soares da Silva Name: Monica Alexandra Soares da Silva Title: General Counsel